November 19, 2013
VIA EDGAR TRANSMISSION
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Re: Steven Madden, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarter Ended June 30, 2013
Filed August 8, 2013
File No. 000-23702

Dear Ms. Jenkins:

On behalf of Steven Madden, Ltd. (the “Company”), set forth below is our response to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated November 5, 2013 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and the Company’s Quarterly Report on Form 10-Q for period ended June 30, 2013. For the Commission’s convenience, the Company has also included the text of your comments.
Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 20
In response to the Commission’s letter, for each of the comments in the letter we address the comment and when applicable we propose the draft disclosures below as illustrative of the manner in which we will provide explanations.

1.
Please provide us a draft disclosure of the impact that recently issued accounting standards will have on your financial statements when adopted in a future period and confirm to us that you will include this disclosure in future filings. Refer to SAB Topic 11.M.

Company Response
The Company reviews accounting standards as they are issued and typically includes disclosure regarding those standards that are applicable or material to the Company in our financial statement notes.  In future filings, we will provide disclosure of impending accounting changes and the expected impacts on the financial information to be reported in Management’s Discussion and Analysis as well.   We refer the staff to the following disclosure contained in the Company’s Quarterly Report

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant

on Form 10-Q filed on November 8, 2013 which was included in the notes to the condensed consolidated financial statements and advise that similar disclosure would be provided in Management’s Discussion and Analysis in future filings.

In February 2013, the FASB issued guidance that requires an entity to disclose information showing the effect of the items reclassified from accumulated other comprehensive income on the line items of net income. The provisions of this new guidance were effective prospectively as of the beginning of our 2013 fiscal year. The new guidance did not have a material impact on our disclosures as the related amounts are not material.

In July 2012, the Financial Accounting Standards Board ("FASB") issued new accounting guidance that permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform a quantitative impairment test. An entity would continue to calculate the fair value of an indefinite-lived intangible asset if the asset fails the qualitative assessment, while no further analysis would be required if it passes. The provisions of the new guidance were effective as of the beginning of our 2013 fiscal year. The new guidance did not have an impact on our 2013 impairment test results.

Overview, page 20

2.
    In your retail segment, we note your disclosure of same store sales (sales of those stores, including the e-commerce websites that were in operation throughout 2012 and 2011) increased 7.9%. Please advise us of the following:

•
To the extent e-commerce sales had a material effect on your comparable store sales or on any change in trends of this metric, please confirm that you will present this key performance indicator in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on this metric. Please provide us draft disclosure to be included in future filings.

Company Response
The Company confirms that to the extent e-commerce sales have a material effect on our comparable store sales we will include transparent disclosure quantifying the e-commerce activity. The following is an example of possible future disclosure:

Excluding e-commerce sales, comparable store sales increased/decreased XX% primarily due to ...

•
Tell us how you account for remodels, relocations, expansions, and changes in store format in your same store sales figures; and if material, provide us with and confirm that you will include clarifying disclosures in future filings.

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant

Company Response
Of the categories mentioned, we have been impacted primarily by store remodels and, to a lesser extent, relocation of stores. We have not had any stores that have been expanded or changed format. Regarding our accounting treatment for remodeling and relocation of stores, stores that are closed for more than seven consecutive days are removed from the comparable store base. The store becomes comparative again in the month after the store has been open for a full month. Overall, remodels and relocations have not been material to the Company. The Company will expand our annual disclosure as follows:

Comparable store sales (sales of those stores, including the e-commerce website, that were open for all of 2012 and 2011) increased/decreased XX%.  The Company excludes new locations from the comparable store base for the first year of operations.  Stores that are closed for renovations are removed from the comparable store base.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-2

3.
We note you present a line item labeled as “other comprehensive income” on your consolidated balance sheets. Please confirm to us you will revise the label of this line item to “accumulated other comprehensive income” in future filings. Refer to ASC 220-10-45-14.

Company Response
We confirm that “other comprehensive income” on the consolidated balance sheets has been revised to “accumulated other comprehensive income.” This change was made in the Company's Quarterly Report on Form 10-Q filed with the SEC on November 8, 2013 reflected in the condensed consolidated balance sheets.

Form 10-Q for the Quarter Ended June 30, 2013
Notes to Condensed Consolidated Financial Statements, page 5

4.
Please tell us how you considered the disclosure guidance of the changes in accumulated other comprehensive income by components and reclassification adjustments as required by paragraphs ASC 220-10-45-14A and 220-10-45-17 through 17B. Refer to ASC 270-10-50-1(r). Please provide us draft disclosures, and confirm to us that you will include this disclosure in future filings.

Company Response
The Company reviewed the disclosure requirements for changes in accumulated other comprehensive income as required by paragraphs ASC 220-10-45-14A and 220-10-45-17 through 17B and had deemed the reclassifications out of accumulated other comprehensive income to be immaterial to the consolidated financial statements. The total gains reclassified from accumulated other comprehensive income and recognized in the income statement for the quarter-to-date and year-to-date periods were $192,233 and $337,795, respectively, for our cash flow hedges. The total

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant

losses reclassified from accumulated other comprehensive income and recognized in the income statement for the quarter-to-date and year-to-date periods were $37,773 and $127,015, respectively, for our available-for-sale marketable securities. As these reclassifications individually and in the aggregate are below 1% of total accumulated other comprehensive income, management had deemed these amounts immaterial to the consolidated financial statements.

To address how the Company assessed the requirements of paragraphs ASC 220-10-45-14A and 220-10-45-17 through 17B, the following disclosure was included in the notes to the condensed consolidated financial statements in the Company's Quarterly Report on Form 10-Q filed with the SEC on November 8, 2013:

In February 2013, the FASB issued guidance that requires an entity to disclose information showing the effect of the items reclassified from accumulated other comprehensive income on the line items of net income. The provisions of this new guidance were effective prospectively as of the beginning of our 2013 fiscal year. The new guidance did not have a material impact on our disclosures as the related amounts are not material.

Additionally, in Note F-Marketable Securities and Note R-Derivative Instruments we disclose the amount of reclassifications from “accumulated other comprehensive income” as shown below:

For the three and nine months ended September 30, 2013, gains of $263 and $136 were reclassified from accumulated other comprehensive income and recognized in the income statement in other income.

For the three and nine months ended September 30, 2013, gains of $275 and $613 were reclassified from accumulated other comprehensive income and recognized in the income statement in cost of sales.

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In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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Should there be questions regarding our responses or should the Staff require additional information, please contact the undersigned at (718) 308-2215 or the Company’s counsel, Michele Vaillant, Esq. of McCarter & English, LLP, at (973) 639-2011.

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant

Very truly yours,

/s/ ARVIND DHARIA
Arvind Dharia
Chief Financial Officer and Chief Accounting Officer

cc: Nasreen Mohammed, Assistant Chief Accountant
Steve Lo, Staff Accountant